FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other News

OTHER NEWS

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below disclosure to the Indian Stock Exchanges:

Sub: Disclosure under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements)

The Board of Directors, at its meeting held on 29th May, 2018, decided to institute an enquiry to be headed by an independent and credible person, to examine and enquire into an anonymous whistle blower complaint, disclosing certain information, alleging in substance that Bank’s MD & CEO had not adhered to provisions relating to “Code of Conduct” of the Bank and legal and regulatory provisions relating to “conflict of interest” over a period of time, as also alleging quid pro quo in the course of her work in dealing with certain customers/borrowers of the Bank.

The scope of enquiry would be comprehensive and include all relevant matters arising out of and in the course of examination of the facts and wherever warranted, use of forensics/email reviews and recordal of statements of relevant personnel etc.  The enquiry would also cover all connected matters in the course of the investigation to bring the matter to a final close.

In keeping with the Whistle Blower Policy of the Bank, Board has mandated its Audit Committee to take all further actions in the matter to operationalize this decision – including in particular, appointment of an independent and credible person as Head of the Enquiry, determining the terms of reference of the Enquiry, the period which will be covered by the Enquiry etc.  The Audit Committee will also, in consultation with the Head of the Enquiry, make arrangements to assist him with independent legal and other professional support as may be required.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

This disclosure is being made pursuant to Regulation 30 of the SEBI (Listing Obligation and Disclosure) Regulations, 2015.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	May 30, 2018	By:	/s/ Ranganath Athreya
			Name :	Mr. Ranganath Athreya
			Title :	General Manager & Joint Company Secretary